November 14, 2016

Via EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	China Mobile Limited

Form 20-F for Fiscal Year Ended December 31, 2015

Response dated September 30, 2016

File No. 333-12222

Dear Mr. Pacho:

China Mobile Limited (the “Company”) has received the comment letter from the staff of the Division of Corporation Finance, dated November 4, 2016 (the “Comment Letter”), relating to the Company’s response, dated September 30, 2016 (the “Response”), to the Division’s comment letter in respect of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”), which was filed with the United States Securities and Exchange Commission (the “SEC”) on April 26, 2016. On behalf of the Company, we wish to thank you and other members of the SEC staff for taking the time to review the Response, and for providing us with your helpful comments.

Mr. Carlos Pacho	-2-

The Company notes that the SEC staff has requested that the Company respond to the comments within 10 business days from the date of the Comment Letter or inform the SEC staff as to when the Company will provide a response to these comments. Although the Company has carefully reviewed and considered the comments, and is in the process of preparing responses to these comments, regretfully, due to the time constraints to thoroughly discuss and prepare the responses in order to properly respond to the Comment Letter, the Company believes that it will not be in a position to respond to all of the SEC staff’s comments within 10 business days from November 4, 2016. However, the Company expects that it will be in a position to respond to all of the SEC staff’s comments by December 2, 2016, and would be grateful if the staff could accommodate the Company in this regard.

Thank you again for your time. Please feel free to contact Mr. Gong Chen or Ms. Mirian Niu at 852-3121-8888, with any questions you may have.

Sincerely,

/s/ WONG Wai Lan, Grace
WONG Wai Lan, Grace
Company Secretary

cc:	Terry French

Charles Eastman

(United States Securities and Exchange Commission)

Gong Chen

Mirian Niu

(China Mobile Limited)

Chun Wei

(Sullivan & Cromwell (Hong Kong) LLP)

Elton Yeung

Dora Song

(PricewaterhouseCoopers Zhong Tian LLP)